EXHIBIT 23

Independent Auditors’ Consent

To the Members of Armkel, LLC

Princeton, New Jersey

We consent to incorporation by reference in the registration statement (No. 333-73160) on Form S-4 of Armkel, LLC of our report dated December 11, 2001, except as to the fifth paragraph of Note 1 which is as of February 20, 2003, with respect to the combined statements of revenue and expenses, changes in net assets and comprehensive earnings, and cash flows of Carter-Wallace, Inc. Consumer Business-Excluding Antiperspirant/Deodorant Products in the United States and Canada and Pet Products for the period from April 1, 2001 to September 28, 2001, which report appears in the December 31, 2003, annual report on Form 10-K of Armkel, LLC.

KPMG LLP

New York, New York

March 11, 2004